

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Julio M. Quintana
President and Chief Executive Officer
Tesco Corporation
3993 West Sam Houston Parkway North, Suite 100
Houston, Texas 77043-1221

> **Re:** **Tesco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2013**
> **File No. 1-34090**

Dear Mr. Quintana:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

Long Term Equity-Based Incentives, page 25

1. Please enhance your disclosure in Compensation Discussion & Analysis (CD&A) with regard to the performance objectives for the performance stock unit (PSU) grants made in

May 2012 and November 2012. Refer to Items 402(b)(1)(v), 402(b)(2)(v) and 402(b)(2)(vi) of Regulation S-K. For example, you disclose on page 4 that "[t]he PSU awards from May 2012 are tied to the Company's performance in 2012," but it does not appear that you have explained in CD&A whether and to what extent the company's performance in 2012 met the performance objectives of the May 2012 PSU awards. Provide us with an example of enhanced disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, Norman von Holtzendorff, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
Dean Ferris
Tesco Corporation

Ted Gilman
Andrews Kurth LLP